Exhibit 99.5

Earnings Call 1

earnings call 1

Q3 FY 2015 RESULTS

January 9, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Sandeep Dadlani

Executive Vice President and Head – Retail, CPG and & Logistics

Mohit Joshi

Executive Vice President and Head – Financial Services

Rajesh Krishnamurthy

Executive Vice President and Head – Energy, Communications & Services

ANALYSTS

Anantha Narayanan

Credit Suisse

Edward Caso

Wells Fargo

Nitin Mohta

Macquarie

Yogesh Agarwal

HSBC

Mitali Ghosh

Bank of America

Ankur Rudra

CLSA

Pinku Pappan

Nomura

Nitin Padmanabhan

Espirito Santo

Sandeep Mathangi

IIFL

Moderator

Ladies and Gentlemen, Good Day, and Welcome to Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you. And over to you sir.

Sandeep Mahindroo

Hello, everyone. Welcome to Infosys Earnings Call to Discuss Q3 15 Financial Results. I am Sandeep from the Investor Relations team. Let me start by wishing everyone a very Happy New Year. Joining us today on this call is CEO and MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. Rajiv Bansal, along with other members of the senior management team. We will start the call with some remarks on the strategy and performance of the company by Dr. Sikka, followed by comments by Mr. Pravin Rao and Mr. Rajiv Bansal. Subsequently, we will open up the call for questions. Before I hand it over to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Afternoon, everyone and let me first convey my best wishes to all of you for a great year at the beginning of this New Year.

I would like to begin with a few comments about our progress towards our strategy that I have previously outlined before I get into the details of our company’s performance for the quarter ending December 31, 2014. In October and then again in December of last year, I described broadly our strategy in the areas that we will focus on in the coming years to enable our clients to transform their businesses through software. Over the past 3 months in my meeting with more than 500 client executives and several industry analysts, I am very encouraged to see a strong resonance with the direction that we have embarked upon. The duality of renewing the core and at the same time innovating into new frontiers founded on a culture of learning, creativity and purpose is indeed true for pretty much every business today. It is a challenging duality, one that requires the talent and resources of our company to simultaneously address two distinct challenges, two distinct opportunities. Success and longevity comes from embracing these dual goals and treading a carefully chosen middle path, one which reaches towards the vision of the future without ignoring or disrupting the realities of today. For us at Infosys, it means that we offer our clients the best palette of services and solutions that suit their strategy. It also means fundamentally transforming ourselves while we help to transform each of our clients. Over the holidays and in other forums, I have articulated a message to each of our employees to live this strategy and to contribute to this strategy - every single employee in everything that they do, every project, every account, every service line and every unit of the company.

Over the last several weeks we have been actively planning and executing on the elements required to realize this strategy and we are already witnessing progress along several fronts. Let me give you some examples:

•	Deutsche Bank selected Infosys as one of its strategic partners to help consolidate and renew its enterprise application landscape with the benefits of Cloud re-platforming, mobile access, analytics on big data and other operational efficiencies.
•	ICA Gruppen, Sweden’s leading retailer announced a major partnership with us to outsource its IT operations, both IT infrastructure and application-related areas and in addition to cost savings, this change is expected to provide better condition for business development projects within IT.
•	Infosys has been a partner to Aimia, the leading loyalty program management company for many years. This partnership is a great example of renewing the core and innovating the new in parallel. Infosys helps Aimia renew their existing core systems for Nectar which is UK’s largest Loyalty program and intelligent shopper solutions and also helping build new innovative loyalty and consumer engagement products.
•	A large global software products company has chosen Infosys to help renew their core finance, HR and legal IT platforms and Infosys through a multi-year partnership will leverage its expertise in software development and engineering to co-innovate with our client.
•	A financial services company has selected Infosys as their primary partner for technology services worldwide. Infosys will build a next-generation authorization platform, new mobile payment solutions and help transform their billing systems. We will also renew their application maintenance, testing and production infrastructure.
•	Discover Financial Services in the US has successfully migrated to Finacle core banking platform. Fully real time, this solution is helping Discover bring new products to market faster, automate compliance and deliver a great banking experience and enhance operational efficiencies. Our Finacle Payment Solution set a new global benchmark, processing over 75 million payments per hour or over 21,000 payments per second. This capability supersedes known inter-bank payment transaction volume required for banks of all sizes and is almost 5x the known volumes processed by the entire US banking system. We believe that with ‘inclusive banking’ becoming the future of banking, this kind of scalability is necessary in a core banking platform.
•	Our Infosys Information Platform continues to gain traction. We have already built a pipeline of more than 56 projects across industries and geographies. A Europe-based banking and financial services company is implementing Infosys Information Platform to be able to scale the data infrastructure required for its regulatory reporting to handle a large volume of parallel data flows cost effectively.
•	AssistEdge which is our offering for a contact center modernization can process more than 500 contact center transactions per second while a single node of the real-time expertise manager coordinates more than 1,200 concurrent users to resolve escalations and improve first call resolution. A leading telecom provider in the Asia Pacific region chose AssistEdge because it seamlessly layered over 9 disparate enterprise systems and unlocks the business outcomes within 7 weeks.
•	TradeEdge which helps global companies grow profitably in emerging markets by extending their reach to billions of new customers, increases their revenues while reducing non-productive inventory. It connects thousands of distributors across more than 75 countries, processes 8 gigabytes of distributor data per hour, and is capable of processing more than 10,000 sales orders per hour. A large US-based global snack foods company has selected TradeEdge to standardize its sales process across the world to increase its market share.
•	We established a new partnership with Tableau and with DreamWorks Animation.

During this quarter we saw the best volume growth that we have seen in recent years. We saw volume growth of 4.2% in Q3. That is the best volume growth of any quarter in the last 3-years, and the best volume growth in Q3 over the last 5 years. But at the same time we saw a drop in the realized revenues per billed employee. I am confident that the measure that we are taking to renew our traditional services and introduce new ways of doing things is the only way to compensate the commoditization of traditional services and to be able to improve our productivity so that we can ‘Do more with less for more’. Towards our absolute revenue per employee, we saw marginal growth from $52,300 per employee for the 12-months lead at the end of Q2 to $52,700 per employee for the 12-months at the end of Q3.

As we increase our momentum on building out an ecosystem of partners globally, we are very pleased to announce that we have expanded our innovation fund from the current US$100 mn to US$500 mn to support the creation of a global ecosystem of strategic partners. This capital will be used to invest into young companies, innovating in areas such as Artificial Intelligence, Automation, the Internet of Things, Sensors, Collaboration, and Design.

Let me now talk about the foundation that we are setting for this change through learning and employee engagement. I am most excited about what we have done in the last quarter in terms of taking our learning and education capability to new levels. We will do much more of this in the coming months and years. Infosys is a learning and knowledge-driven company. As long as each and every one of us is focused on this, constantly adding to our own and to the collective pool of knowledge we can aim to do anything that the future requires. I have spoken at length about Design Thinking. I am very happy to report that to date we have covered more than 9000 employees across the company with Design Thinking training and over 400 senior most employees of Infosys have done workshops on Design Thinking at our facility in Mysore and other places. 70% of our front end consultants have already been trained and this is now made a part of our fresher training curriculum. We have gone further and got our clients to embrace Design Thinking concepts. We currently have a pipeline of workshops for more than 25 clients planned in Design Thinking. We believe this will enable a fundamental shift in the way that we approach to solve client problems and solving our own challenges through innovation by being proactive about finding problems in addition to being excellent at solving them.

We are also working with the Stanford Graduate School of Business to design and deliver a customized strategic leadership development program for our company’s executives.

In this last quarter, we have taken several steps to increase engagement with our employees in our mission to make Infosys a great place to work. We have set up dedicated teams that are working on and already implemented several changes to simplify policies while stressing accountability and values. Some of these include bring your own device. More than 14,000 employees have now availed of this facility, more flexible work from home and maternity leave policies, increased team engagement budgets and easier transfer policies across our development centers.

We announced a 100% bonus payout in Q2 and in addition a special holiday bonus to high performing employees. For Q3, we have announced a 100% average bonus payout across the employee base. We want Infosys to be a place where each one of us can pursue a dream career. We have launched an expert track to create the right platform for specialized technologists to emerge, perform, and grow in technology-oriented careers. This in turn will translate into high impact value for our client.

With all of this we are seeing a reduction in absolute monthly attrition numbers. For this quarter our absolute attrition was around 8,900. Our attrition in Q2 was approximately 10,100 people and in Q1 it was approximately 10,600 people. So we are seeing a steady drop in attrition month-over-month as well as quarter-over-quarter. Rajiv will have more to say on attrition when he speaks.

We are happy to announce the expansion of the Infosys Foundation activities in the Americas through the Infosys Foundation USA focused on making quality computer science education widely and easily accessible. For Fiscal 2015, Infosys Foundation has pledged Rs. 254 Cr towards Corporate Social Responsibility initiatives in India. You would have also read about Infosys prize ceremony that we had recently in Kolkata earlier this week. We are proud to be associated with the Infosys Science Foundation that recognizes and encourages path-breaking research in the country.

I am also delighted that Prof. John Etchemendy, the Provost of Stanford University has joined our Board of Directors this quarter. John is a great teacher and his vast knowhow of teaching technology and information will be of immense value to us in the road ahead.

Let me talk briefly about the key highlights of Q3 Results. Our dollar revenue growth in Q3 was 2.6% in constant currency terms and 0.8% in as reported terms. Q3 is a seasonally soft quarter due to holidays, furloughs and the lower number of working days. I already mentioned the volume growth.

And with that let me pass on to my colleague Pravin and come back for Q&A later on in the call. Thank you.

Pravin Rao

Thanks, Vishal. Hello, Everyone and Happy New Year. Let me cover the recent trends in various segments including our initial expectations on clients’ budgets for calendar year ’15.

In Financial Services, we had over 3% sequential growth during the quarter. There are differing trends across regions with US banks not spending as aggressively as their European counterparts. Calendar year ’15 budgets in US banks are expected to be flat to marginally down while they are expected to grow in European banks. Budget finalization in some US banks is delayed since banks want to take a cautionary approach. There is also some divergence by size with many large banks under stress while mid-sized banks looking at initiatives to improve client experience and revenue growth. Regulatory pressures and large fines are keeping the overall spending in check. Spending is predominantly driven by new channels around Digital, Security and Analytics and continuing spend on compliance. Deal pipeline in the vertical is strong and decision cycles are stable.

In Insurance, our growth in Q3 was driven by significant improvement in deal pipeline over the last 1 year. Property and Casualty insurers have increased their discretionary spend. SMAC technologies and customer experience are driving technology investments. Budgets are expected to grow low single digits, in line with the past. In Cards and Payments, digital technology, modernization and security are the top trends. Clients are also increasing spends on digital platforms that leverage social, mobile for marketing and customer services. Budgets are expected to be flat to moderately up.

Retail and CPG continue to see challenges. Large retailers are growing at modest rates and facing competition from discounters. We are seeing long decision cycles and maniacal cost focus from clients, while spending is being driven by consolidation, shared services and cost takeout. Our growth during the quarter was impacted by ramp downs in a few clients, along with impact from delays in commencement of projects won earlier. Spending remains firm in Analytics, Multi-Channel Commerce, Digital Marketing and ERP rollouts. It is early for the next year budgets to get firmed up since retailers normally start their budgets post closure of the holiday season.

Growth in Manufacturing was impacted during the quarter due to furloughs. Spending patterns are mixed - good in high-tech and auto, mixed in Industrial and low in Aerospace. There is an improvement in discretionary spend in North America towards customer experience, Digital, Analytics and ERP upgrades. Non-discretionary spend is likely to be flat. Clients are looking at smaller sized projects rather than large transformation programs. Overall deal pipeline has reduced over the last 1 year especially in Americas. We are seeing some slowness in decision cycles in Aerospace and Industrials as many clients are going through challenging times. At a sectoral level, budgets are expected to be flat over calendar year ’14 except for a modest increase in Automotive and reduction in Aerospace.

Telecom sector continues to struggle with declining top line and bottom line which is squeezing spend and triggering consolidation. Clients are focused on operational efficiency and cost reduction. This is likely to pressure IT budgets in calendar year ’15 which coupled with significant M&A activity in the sector, may impact our growth potential next year. In Energy, due to the drop in oil prices, there is a significant shift towards cost savings and efficiency across the entire value chain. Capital projects as well as on-support projects are likely to see reduction in budgets across US and Europe. Decision cycles have also been severely impacted. On the positive side, large deal pipeline is healthy and several large outsourcing opportunities have emerged. We are trying to accelerate growth through proactive pitches, focus on new markets and bolstering our capabilities.

Life Sciences sector is witnessing longer sales cycle due to significant M&A activities and impact of patent cliff. Americas is expected to perform better than Europe. There is pressure on non-discretionary spending with most deals in this area focused on cost reduction, technology rationalization and risk management. Overall pipeline has improved over the past 12-months. Clients have still not finalized their budgets, but early indication suggests tight budgets with increased spend in ERP implementations, Cloud, SaaS-based solutions, Analytics and Compliance.

In Growth Markets, there is a reasonable growth momentum though reported growth is impacted due to decline in local currencies against the US dollar. We have seen increased emphasis in adopting digital strategies, ERP modulation and modernization. Deal pipeline and decision cycles remain steady. There is a budget pressure on clients especially on the discretionary spend.

In BPO, client conversations are around transformation of the business processes with clients looking up to service providers to take end-to-end ownership of their processes. This is driving a shift from FTE-based pricing to outcome-based and fixed pricing. Though cost continues to drive outsourcing discussions around value and domain expertise are becoming predominant. Decision cycles continue to be longer for large deals. Though we see few large deals in the market, the overall pipeline remains stable.

Finacle had a growth rebound during the quarter. We expect increased demand in calendar year 2015 especially in Channel Modernization, Analytics, Mobility, Compliance and Payments. Pipeline in Europe is looking healthier with number of banks trying to gain flexibility and economies of scale via infrastructure products and process standardization. Demand from Tier-II segment in the US is improving and some banks are having conversations around core banking replacement. However, due to discretionary profile of this spend, decision cycle remains protracted. Additionally, significant risks and cost of core banking overall remains a concern.

With regards to Digital, it continues to be amongst the top three agenda for most clients. At this point of digital transformation, customers are focused on portfolio simplifications, Cloud apps, marketing operations and building online presence. Americas are expected to see stronger investment cycles as compared to Europe. Our pipeline is getting stronger and our deal conversion is steady. Though Digital is discretionary in nature, decision making is reasonably quick. We will continue to invest in acquiring consulting capabilities, improving talent through training and forging partnerships and innovation to create business solutions.

I will now hand over to Rajiv to talk about the financial highlights.

Rajiv Bansal

Thank you, Pravin. Good Afternoon everyone.

Our revenues for the quarter was at Rs.13,796 Cr which is sequential growth of 3.4%. In US dollar terms the revenues were at $2.218 bn which is sequential growth of 0.8%. During the quarter, major global currencies depreciated against the US dollar - Euro depreciated by 5.3%, Australian dollar by 7.5% and British Pound by 5.1%. This impacted our reported revenue growth by 1.8%, the constant currency revenue growth was at 2.6% for the quarter. Q3 is a traditionally weak quarter due to furloughs, holidays, and lower working days. Considering that 2.6% is a good growth for the quarter. As Pravin mentioned, Retail and CPG continues to see challenges and declined by 0.7% in constant currency during the quarter.

Our gross margins for the quarter increased by 20 basis points to 38.7%. Operating margins for the quarter increased by 60 basis points to 26.7%, mainly on account of 2.5% depreciation of the rupee against the dollar which benefited the operating margins by 0.7%. This is the highest level of gross and operating margin in the last 10 quarters. Our net margins for the quarter was at 23.5%. EPS for the quarter is at Rs. 28.44. Utilization excluding trainees increased to 82.7%. This is the highest level of utilization that we have seen in the last 11-years in any quarter. Utilization including trainees is at 75.7%. Onsite mix for the quarter improved to 28.5%.

As Vishal mentioned, we have taken multiple measures on attrition front. During the quarter we gave over 5,000 promotions. We have also done selective salary corrections for certain skills and technology streams. Our attrition on an annualized basis is 21.3% for the Group, down from 24.8% last quarter. Our attrition for Infosys Limited is 18.2% on an annualized basis compared to 21.1% last quarter.

We contributed Rs.63 Cr during the quarter on CSR activities. We have outstanding hedges of $1.076 bn as of 31st December 2014. Our effective tax rate for the quarter was at 28.2%. Our collections during the quarter were very good as a result of which the DSO has dropped to 61 days as compared to 63 days last quarter. The cash and cash equivalents including available-for-sale asset, certificate of deposits stands at Rs.34,873 Cr as of December 31, 2014.

Let me now talk about our outlook for FY-’15. As I mentioned earlier, during the quarter all major global currencies depreciated significantly against the US dollar. Even in the last week we witnessed similar volatility in global currencies with Euro depreciating by another 2.5%, Australian dollar depreciating by another 0.9% and GBP by another 3.1%. We therefore believe that it is prudent not to take a view on the currencies and therefore are maintaining our US dollar guidance at 7% to 9% as of September 30th rates, which was used for the guidance given on October 10, 2014.

On the margin front, we expect our Q4 operating margins to be around 25% (plus/minus 1%). On the margin front, we believe consistently that we need to keep our margins at narrow band of 25% (plus/minus 1%). There are still opportunities for growth in the business to invest back in the business to accelerate our growth and we continue to do that.

With that I will throw the floor open for questions.

Moderator

Thank you very much. Ladies and Gentlemen we will now begin the question-and-answer session. Our first question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayanan

Thank you and wish all of you a very Happy and Successful 2015. I had two questions, my first one was to Vishal. Vishal you have detailed some of your thoughts about increasing employee productivity over the next few years, can you give us a sense on what you think utilization levels could be maybe a couple of years from now based on some of the actions that you are taking? And my second question to Rajiv was can you just give us a bit more color on why the realizations dropped in this quarter?

Vishal Sikka

Hi Anantha, with regard to the utilization, we did an 82.7% this quarter which is the best that we have done in 11 years. We believe that there is still a little bit more room to take this up probably to 83-84%. So we are working on that with better efficiency, better tools, better technologies, and so forth. And for the other question I will let Rajiv answer that.

Rajiv Bansal

Yes, on the pricing front, though reported revenue realized per employee has dropped by 3.4% on blended basis, in constant currency there is a drop of 1.7%. As I mentioned in my opening remark, this is traditionally a week quarter with more holidays, furloughs, and lesser number of working days which just show up on the revenue realized per employee. So if you exclude that impact, there is a very marginal drop which could be quarterly variation because of business mix exchange, clients mix exchange and many-many other factors. And as we have been consistently seeing that you have to look at these numbers on a much broader base on annual basis instead of looking at quarter basis because quarter numbers would vary depending on many-many factors.

Vishal Sikka

At the same time I think on the revenue generated per billed employee, long-term we have to keep in view that the traditional services that we have had, will continue to face a downward pricing pressure. That is why it is our endeavor to renew the existing services that we offer through better use of Automation, Artificial Intelligence, better innovation and so forth and also to complement that with new capabilities and new services so that the overall revenue productivity improves, the overall reality, the vision of “Doing more with less for more” as Prof. Mashelkar used to say, can be brought to life.

Anantha Narayanan

Thank you Vishal and Rajiv and Happy New Year once again.

Moderator

Thank you. Next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Hi, good day, congratulations on your numbers. Just Rajiv a clarification on the guidance, here the 7% to 9%, should we view that as a constant currency guidance and then we should apply a foreign exchange impact to that so that the reported number range would be below that?

Rajiv Bansal

As I mentioned, because the cross-currencies we are seeing so much of volatility in the last three months and as I said even in the last three months we have seen these currencies being very volatile. So instead of we taking a view on the currency in the next quarter, we felt that it is better to keep our guidance at 7%-9% on September 30th exchange rate which was what we gave on October 10th. So what you need to do is you need to look at the currency movement between September 30th rate to the realized rate for the Q3 and Q4 and that would be the impact on the top line.

Vishal Sikka

And one thing I would add to that Edward is that our reporting currency is the rupees. So at the end of the day the rupee reporting for revenue growth as well as margins is the primary thing and the others are derived from that. We don’t want to be in the business of speculating on the foreign currency and how that currency fluctuations will work and so forth. Therefore we are preserving our guidance that we gave back in October of 7% to 9% growth, as of the currency on the 30th of September.

Moderator

Next question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

Thanks for the opportunity, I had two questions. Firstly, if I look at the annual guidance, the implied range for the fourth quarter appears to be quite broad, so just wanted to understand why have you decided not to narrow it down a bit, is the demand environment too fluid? And then I will ask the second one please.

Rajiv Bansal

No, we just decided to retain the guidance. We don’t want to keep revising our guidance as we go into the year. So we gave a guidance and we have maintained that guidance from April that we gave except for the cross-currency movements. And we believe it is right for the company to give a guidance and stick to the guidance instead of revising it quarter-after-quarter.

Nitin Mohta

Sure. And the second was on margin front, Rajiv you guys obviously had couple of tailwinds this quarter in terms of good utilization as well as INR depreciation benefit. So was just trying to understand, you obviously reiterated your target band but excluding those do you feel comfortable that in the interim when there is pressure on your commoditized business, we should be okay even without these tailwinds.

Rajiv Bansal

There are always positives and negatives in a quarter as you go along. You have to look at margins from a much bigger horizon than looking on a quarter-on-quarter basis. What I have been consistently seeing over the last couple of quarters is that we believe that this business can generate a 25% (+/-1%) operating margin. The margins would fluctuate on a quarter-on-quarter basis depending on the need to make investments because as you know though our growth rates have started picking up, we still have a long way to catch up to reach the industry growth rate. We have to invest back in the business to accelerate our growth. As and when the opportunity for investment comes up we are going to invest back irrespective of what the impact it is going to have on the margin. This quarter the rupee did help us and also the improvement in operational parameter that we saw during the quarter, but that’s the reason I was again going back to 25% (+/-1%) instead of sticking operating margin achievement of this quarter because I believe that we need to invest back in the business, invest in employees, invest in technology, invest in software and many-many other areas.

Nitin Mohta

Thanks and congrats for the good numbers.

Moderator

Thank you. Next question is from Yogesh Agarwal of HSBC. Please go ahead.

Yogesh Agarwal

Hi, just have couple of questions. Firstly, Pravin you mentioned that Retail is still quite weak particularly in US. Now with falling crude prices retailers are already talking about a bit of improvement in store sales. So in your all discussions is there a hope that through the year at least Retail demand may pick up some day?

Sandeep Dadlani

Hi, this is Sandeep – Head of Retail, CPG, and Logistics, Happy New Year to everybody. So you are right. Early readings from the holiday season in Retail especially in the Americas has been encouraging, 3.5% to 4% growth over last year is what they are saying. If you double-click on that, the physical stores that are actually showing decline of up to 8% same store sales compare to the previous year and then online sales which are picking up at 22% to 23%. So you are absolutely right, we see a hope that retailers are recovering but their spend is largely going to be focused on Digital disruption and new digital-led experiences. That is where you will see spend revive in Retail. As we ended the quarter as well, we could see deal momentum pick up in Retail, in traditional areas of Infrastructure outsourcing and in new areas of Digital disruption. So we are optimistic that these two trends will revive the demand situation in Retail.

Yogesh Agarwal

Okay, thanks. And I just have one question for Vishal. Vishal the whole industry and Infosys over the past 10 years, a lot has depended on maintaining the pyramid for the company to absorb the cost inflation and wage inflation every year. Now with growth coming largely from Digital and Agile Development, etc., you believe that the pyramid can be maintained or will the pyramid lose relevance and fresher hiring will have to come down because Agile Development would need much more senior people then maintaining the pyramid?

Vishal Sikka

I don’t think so. I had an opportunity to speak to 5,000 of the freshers who were taking Design Thinking class. I was astonished by their openness and by their ability to embrace new ideas and so forth. Of course the employees who are more senior while sometimes with age we become more rigid to new ideas, of course have the benefit of experience and knowhow and how to work in business and deliver additional value. I believe that a great combination of these two is going to continue to be necessary. Of course there is a natural evolution that happens in companies like ours where new people come in and there is a higher attrition than other industries in the world. So I believe that there is natural, healthy sort of a relationship that happens overtime and I don’t see that going through a structural change. I do see however, that the nature of the work that people do will transition more and more towards, on the one hand bringing more and more Automation and productivity and per employee productivity to the existing kind of services that we deliver and there will be more and more people who are delivering these new kinds of services.

Yogesh Agarwal

Just sorry, if I may ask just a quick one from Rajiv again. You were just referring to the previous question, the implied guidance for 4Q is (-1%) to 6%, it is not only big but quite a divergence on either side. So just subjectively based on deal pipelines, are things getting better versus 3Q and 2Q so that it just helps us track the progress?

Rajiv Bansal

I know you want me to give you the exact number that would help you model it but unfortunately all I can say is that we will be in the range that we have given and we have guidance at the beginning of the year and we want to stick to the guidance of 7% to 9%. It is just that the currencies have moved dramatically over the last quarter or so but we would keep the guidance of 7% to 9% as at September 30th exchange rate.

Yogesh Agarwal

Sure sir, sure will take that. Thanks so much.

Moderator

Thank you. Our next question is from Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Yes, thanks and congratulations on a strong quarter. Could you please share with us the number and TCV of the large deal wins this quarter and overall how does the pipeline look compared to the previous quarter and last year similar time?

Pravin Rao

Hi Mitali, we had 3 large deal wins, total TCV of $213 mn. One in Europe, one in Americas and one in rest of the world. Our category of large deal is any deal greater than $50 mn. In addition to these three, we had several sizable deals where the TCV was just marginally below the threshold so we have not reported that in this. Overall, the deal pipeline is healthy and it is across the board. We are seeing pipeline across Applications Service, Maintenance, BPO, Infrastructure Modernization, Transformation and so on.

Vishal Sikka

Mitali, perhaps I can add to that. The demand reduction that we see is we have to look at this over a longer term as a structural change that is happening in the industry where the traditional kinds of services or perhaps what we can refer to as ‘yesterday services’ are under a tremendous price pressure. There is a much higher need for bringing more and more efficiency to that, more productivity to that and so forth. But at the same time there is no shortage of need or of demand that I see for innovation. Almost all industries around us including the ones that we have mentioned as being under pressure, are under a tremendous need to rethink their future around digital, around software, around computing technologies. For those kinds of innovation services and next generation kind of solutions, we in fact see a tremendous demand.

Mitali Ghosh

Sure, thanks. Also could you perhaps discuss what you are seeing in Europe. Accenture showed some strong growth in Europe, we were wondering whether there is any pick up in discretionary spend that’s being seen in Europe.

Pravin Rao

I will request Rajesh to respond to this.

Rajesh Krishnamurthy

The discretionary spend in Europe is also under pressure and this is fairly across all segments. If you look at Energy, if you look at Retail or in FS, clearly discretionary spend is under pressure.

Pravin Rao

Yes, I think I mean from a growth perspective, on a reported basis we degrew. But on a constant currency basis we saw growth. If we look at from a sector perspective we are seeing better traction in Financial Services in Europe as compared to Americas. In Retail, while in Q3 we had a flat growth, but on the back of couple of deal wins in the last week of this quarter we expect to see some growth momentum in Europe. Manufacturing, as compared to US, I think it is bit muted in Europe. Of course both Telecom and Energy I think globally both are challenged and the impact in Europe is similar to impact in US. So it is a mixed bag. We saw strong performances in Life Sciences this quarter but in the next quarter it may not sustain as we continue to see pressure in that space as well due to M&A and other activities.

Mitali Ghosh

Sure sir. Just as a follow-up, in the last few quarters, last 12 months or so Europe has probably been one of the fastest growing regions mainly due to market share gains. Is there something that you continue to expect going forward?

Pravin Rao

As I explained across sectors, I think the trends and the momentum is different because of what we are seeing. But by and large I think given all the challenges there is lot of pressure on cost. So at some point in time this has to translate into more off-shoring, more outsourcing and that’s what we have seen in at least Financial Services. But I think once the initial panic of oil price drop and other things settles down, we expect maybe in the couple of quarters this to translate into more off-shoring outsourcing from a cost cutting perspective. That could translate into better growth in Europe as well. So difficult to predict, but I think given the environment we can expect continued momentum there.

Moderator

Thank you. Our next question is from Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

Hey, thanks and congrats on a nice quarter in a challenging period. My first question is on discretionary spending. Pravin, you did highlight that you are seeing that was down in a few verticals like Retail, Energy and Telecom but you did see that coming back in certain others. If you could just clarify where you are seeing discretionary spending coming back versus where it is not?

Pravin Rao

We are seeing uptick in discretionary spending in Financial Services particularly in Europe, in Manufacturing in high-tech we see uptick in discretionary spending and Auto. In Telecom and Energy we are seeing pressure on both discretionary and nondiscretionary spend. In Insurance and Cards and Payment, again we are seeing uptick in discretionary spend particularly, continued investments in the areas of Analytics, Securities and so on. So it is a mixed bag but largely in Financial Services we are seeing uptick and in some sub-segments in Manufacturing we are seeing some uptick.

Aukar Rudra

Okay, if I could just take that point on Financial Services further, if I understand from your commentary where you said you were seeing increased focus on compliance and SMAC projects. But you also said that the large deal pipeline is strong. Can you highlight what is driving the large deal pipeline because typically your discretionary spending tends to be smaller projects?

Pravin Rao

In general, I think the large deal pipeline is driven by tremendous focus on cost. Across the board irrespective of how each industry our client is doing, there continues to be a focus on cost cutting and that translates into large deals opportunities for large Infrastructure Outsourcing, opportunities for Shared Services Deal and so on. But I will pass on to Mohit to talk specifically on what he is seeing in the Financial Services space.

Mohit Joshi

Thanks. To echo what Pravin said, I think in Financial Services, Digital is one area like in other sectors where we are seeing an upswing. Data is another huge area and that is one where we have been working with our clients on Big Data initiatives and it also ties into the investments that our clients are making in the regulatory and risk space because Data obviously is an integral element of it. So Digital and Data, I think are two areas where discretionary spends are still strong.

Ankur Rudra

Alright, thanks for that. Best of luck.

Moderator

Thank you. Next question is from Pinku Pappan of Nomura. Please go ahead.

Pinku Pappan

Thanks for taking my question. What is your outlook on the Consulting and System Integration space for the next year and could you divide that may be perhaps in US and Europe for the trends you are seeing?

Pravin Rao

I think given what we have embarked on in terms of trying to look at more of innovation and more of transformation and so on and even looking at what we are seeing across the industries where clients are really looking at transforming their own businesses, we continue to expect strong demand for Consulting and System Integration Services. We had a good year so far in that space and we expect that trend to continue in the next year as well.

Vishal Sikka

And perhaps I can add to that. On Consulting and on Package Systems-oriented work, we see the future again having this dual dimension of renew and new. On the existing best practices, on the existing systems and processes, we see the movement away from being specific to a particular package, that particular system towards becoming more process-oriented and more innovation-oriented. You can think of this as more or less transcending the package and thinking about the underlying process and the system and the landscape rather than a particular packaged application. Whereas on the new areas, we see Consulting taking more and more the form of Design Thinking where the best practices do not exist here, where people do not know what the right way to do something is. We see more and more adoption of techniques like Design Thinking to help us identify the areas of opportunity and to help us more crystallize the unique nature of innovation that we need to bring in and we believe that our Consulting offering and our Consulting teams are at an advantage given both of these dimensions of renewing the existing ways in which Consulting can be brought into system and processes as well as bringing new kinds of Consulting to life.

Pinku Pappan

Consulting and System Integration is up 4% if I look at it from a year-on-year perspective for the year ending December ‘14. So I am just trying to understand in your outlook for the next year do you expect it to more or less be in line with the company average or lead? In terms of the broad outlook what do you think the growth will be?

Pravin Rao

I think we have not yet looked at next year in detail. We are in the process of looking at it. But our expectation is at least looking at what we are seeing and as Vishal talked about renew and new and the opportunities, we expect the growth probably, at least at this stage in line with the company growth.

Pinku Pappan

Okay. Thanks and my last question would be on Application Development. It kind of took a sharp dive this quarter. Just wanted to understand if something specific there that we should read into or it is more of a function because if I look at it the same quarter last year, I think you still showed a growth. So I am just trying to understand is there any particular?

Pravin Rao

I do not think there is any secular trend there. By definition Application Development is by nature volatile because there are project stops, project gets completed and so on. So it is unlike application maintenance where there is annuity business. I do not think it is a secular trend. We will see increasing as Vishal also touched upon briefly, we will see increasing focus on Open Source and Application Development on some of the newer technologies. So shift from the traditional legacy technologies to new technologies. But other than that, we do not anticipate any dramatic change in Application Development as a percentage of our service revenues.

Pinku Pappan

Thank you so much.

Moderator

Thank you. Our next question is from Nitin Padmanabhan of Espirito Santo. Please go ahead.

Nitin Padmanabhan

Thanks for taking my question. I had a couple of questions on the Energy and Utility space. One was that there are a lot of global energy majors talking of budget cuts and from that perspective if we look at it, if you could just break it into both the Energy Upstream and the rest of the business which is the Utilities and the downstream. How do you see that panning out, that is one? The second is considering the budget cuts and what we see in the revenue profile today, this quarter there has been a sharp drop in revenues; however, in last quarter there was a 11% increase. So from this quarter’s perspective, is it more to do with some sort of project completions and the actual impact would be seen further going ahead?

Pravin Rao

I will request Rajesh to respond.

Rajesh Krishnamurthy

Clearly the oil price drop has created a sort of a panic in the Energy segment. We are already seeing pretty tough decisions being taken by the operators and oilfield services companies because projects are getting delayed, investment in upstream is at a standstill. Projects which were initially supposed to be kicked off have been stalled and put on hold, in some cases permanently. I think given the situation where the Brent crude is now below $50 and they could potentially even go down to $40 is what some forecast say, this is going to be a trend and therefore the focus is going to be a lot on cost takeout. While predominantly this is clearly an upstream impact, we do see that some of this will also go to midstream and downstream related areas. Utilities are in a different situation. I think Utilities in the US are still going to continue investing in modernization, in improving the customer experience, etc. In European context because of the uncertainties you get regarding the gas supply, we could see some spike in the cost of production and we could see some operators having to take some tough calls and we also have the regulation related situation in Germany where because of the nuclear power and some clients are going through a separation process. So there is some uncertainty there but I still believe that the Utilities segment could still grow quite well given that there will be need to invest in modernization and so on. The specific question about what happened in Q2 and Q3. Q2 we had a very good quarter and we did had some exceptional one-time revenue which we accrued in the quarter. We did not have the benefit of that in Q3. If you take away the effect of the one-time revenue, we still grew about 2.5% on constant currency terms. So it has been a reasonable quarter and I think the trend for Q4 also is moderate growth.

Nitin Padmanabhan

Sure, just one more if I could follow on, how have these upstream utility companies been reacting in terms of IT Services spend perspective? Are they asking for price cuts or are they doing any budget cuts? Are they making those decisions right now or it could be a little longer?

Rajesh Krishnamurthy

Yes, some of our large clients are facing budget cuts of their own and clearly we are also facing that. We are already in negotiations with a few of our clients where we will be required to provide some discounts. We are working with our clients to see how we can work with them to help meet their budgetary cuts and also look at what other optimizations we can do to lower the impact for the clients and for us.

Nitin Padmanabhan

Would it be possible to give the proportion of revenues that we derive from upstream oil and gas companies?

Rajesh Krishnamurthy

I do not think I have that information at this point of time.

Vishal Sikka

No, we do not break that down. Traditionally, when you look at specific types of solutions you can make that distinction, but for the general kind of services that we provide to Energy companies, at least we do not make that distinction. I do not believe that people in general make that distinction either.

Nitin Padmanabhan

Sure, absolutely. All the best.

Moderator

Thank you. Our next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

Hi, thanks for taking my question. I have two questions. The first question is clarification on the pricing commentary that you gave earlier. Historically this quarter the furloughs, the impact has been on the volumes. Even last year when the volume growth was 0.2%, you were pretty categorical in saying that the furloughs impacted the volume. But this time around you are saying there was an impact on pricing and so because of that if you exclude that, the pricing pressure is not that severe. So I just wanted to check if there is any change in the way you are reporting these metrics or is there any other reason?

Rajiv Bansal

There is no change in the way we report the metrics. This time again, when we reported a 4.2% volume increase, that has got impacted by furloughs and this is after the impact of furloughs that we are reporting 4.2% increase in volumes. At the same time, the impact on the currency which has impacted the realized revenue per employee, it is 1.7% down on a constant currency. As you would also know the number of working days in Q3 are lesser than number of days in Q2. When we report numbers of realized revenue per month, the number of working days does impact the realized revenues because of the number of working days involved in a month. So if you consider all these factors, yes there has been a decline. I am not saying there is no decline, there is a decline in the realized revenue but it is not as significant as it shows up on the numbers. As Vishal also mentioned that we are seeing pricing pressure on commoditized business. Though we are not seeing clients asking for rate cuts but we are seeing on fixed price engagements, more competition, more aggressive pricing and we would expect that more and more parts of the business will get commoditized and that is the reason this whole new and renew strategy. We need to renew our existing services and complement them with all the new technology and new services which will come at a higher price points.

Sandeep Muthangi

Right. Fair enough. Thanks for that. My second question is on the key accounts. So for the past 5-6 quarters the growth in the top 10 accounts has been pretty lackluster. I wanted to check if you know this is skewed because of any client specific issues with one or two accounts or because of say Infosys having a fairly high market share or wallet share within these accounts that is making incremental wallet share very difficult.

Rajiv Bansal

Again if we look at the client metrics on the quarterly basis you should not read too much of it in on quarterly basis. But having said that when you have a client which is giving you $200-$300 mn of revenue annual basis, growing that account at the same pace always becomes an issue unless you are able to get into newer technologies, newer lines of growth and many other things. Also the large accounts have got impacted. Large accounts we are talking about has got impacted because of holidays and client shutdowns and furloughs. So you should not read too much into quarter-to-quarter numbers. I think it will be better to look at on an annualized basis how these numbers stack up.

Sandeep Muthangi

Yeah, I know Rajiv. I am not looking at quarter-on-quarter numbers at all. I am just comparing this year 9-month average versus last year 9-month average and the top 10 accounts have been on average contributing to $490-$495 mn and this is also much below say what the industry leaders’ reports. So I just wanted some clarity on whether these trends will continue in the future because of the high wallet share or these are just some this year’s issue because may be some client has budget problem or something like that?

Rajiv Bansal

If you look at some of the reasons why we started seeing our growth rate come down, was over dependence on large clients contributing to our growth and it is line with our strategy of adding more clients. We had 59 client additions during the quarter. They are broad-basing our growth in terms of verticals, geographies, technologies, service offerings. So I think it is a good sign. When your revenue share from the top client starts coming down, it means that you will be having more broad-based growth, you are able to penetrate more clients, and you are adding more clients. If you look at this data point in addition to all other data points that we published in terms of client addition, the growth in by segment, by vertical, I think it is in line with the strategy of having more broad-based growth, more penetrated growth across multiple segments.

Moderator

Thank you. Ladies and Gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you. On behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.